Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw

GigaMedia Partners with Game Studio

City State Entertainment

Veteran team to help grow

social games lineup, build brands

Taipei/Fairfax, November 17, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today a strategic partnership with U.S.-based game development studio City State Entertainment LLC to develop new games and brands for mobile and tablet, PC and social networking platforms.

City State Entertainment LLC (“CSE”) was founded by renowned game developer Mark Jacobs, co-founder and former CEO of Mythic Entertainment, Inc. and GM/VP at Electronic Arts Inc. With a top-tier management and development team full of talent and extensive experience from both inside and outside the gaming industry, CSE is focused on building leading entertainment brands for the mobile, tablet, PC and social networking spaces.

“Mark is truly among the greats of global game developers and his team has an outstanding track record of creating games brimming with appeal, fun and flair,” stated GigaMedia Chief Executive Officer Yichin Lee. “We are proud to be working with him and thrilled to have him and his newly formed team develop new games and brands with us.”

“We are delighted: the partnership creates a launch pad for exchanging creative ideas and information – an exciting mix of East and West,” stated Mark Jacobs. “It also delivers clear benefits to both CSE and GigaMedia from having greater access to each other’s markets.”

The strategic partnership strengthens GigaMedia’s ability to capitalize on the rapid growth of social games and extends the company’s reach to new mobile and tablet platforms, enabling it to engage more users.

“By expanding our product offerings to games for Internet-enabled mobile devices, we are positioning ourselves to benefit from the ongoing shift from PCs to mobile computing and the continued strong popularity and growth of social gaming,” stated CEO Yichin Lee. “We look forward to quickly creating and deploying innovative, high-quality games and continuing to work together long-term to exploit the enormous opportunities we see in social games.”

About City State Entertainment

City State Entertainment LLC is an entertainment studio focused on building recognizable brands of entertainment for all types of audiences across multiple platforms and media. CSE team members are passionate, fun-loving, dedicated individuals who are working hard to create memorable gaming experiences for people to enjoy worldwide. They also enjoy scary movies, chicken wings and actually playing all manners of electronic games. To learn more about City State Entertainment, please visit

http://www.citystateentertainment.com.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

MEDIA CONTACT INFORMATION:

City State Entertainment LLC	GigaMedia Limited
Nana Ulu	Brad Miller, IR Director
T: 703-273-8259	T: + 8862 2656-8016
E: press@citystateentertainment.com	E: brad.miller@gigamedia.com

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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